Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NetSuite Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of NetSuite Inc. of our report dated October 24, 2007, except for note 1-Z which is as of December 4, 2007, with respect to the consolidated balance sheets of NetSuite Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the Registration Statement on Form S-1 (No. 333-144257) of NetSuite Inc.

Our report refers to an accounting change as a result of the adoption of Statement of Financial Accounting Standard No. 123R, Share-Based Payment, on January 1, 2006.

/s/ KPMG LLP

Mountain View, California

December 18, 2007